# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLARIVATE PLC, CIK 0001764046
CUSIP: G21810109
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 4TH FLOOR, ST. PAUL'S GATE, 22-24 NEW STREET, ST. HELIER, Jersey (Y9), JE14TR
Date of event which requires filing of this statement: 02/04/2026
Amends the filing with accession number 0000902664-23-005128
Filed by CIK 0001786767
Persons authorized to receive notices and communications: Lauren Taylor Wolfe, Impactive Capital LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; Christain Asmar, Impactive Capital LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,021,664; sole dispositive power 0; shared dispositive power 23,021,664; aggregate amount beneficially owned 23,021,664 (3.5% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,021,664; sole dispositive power 0; shared dispositive power 23,021,664; aggregate amount beneficially owned 23,021,664 (3.5% of the class)
- Lauren Taylor Wolfe (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,021,664; sole dispositive power 0; shared dispositive power 23,021,664; aggregate amount beneficially owned 23,021,664 (3.5% of the class)
- Christian Asmar (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,021,664; sole dispositive power 0; shared dispositive power 23,021,664; aggregate amount beneficially owned 23,021,664 (3.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: CLARIVATE PLC
Address of issuer's principal executive offices: 4TH FLOOR, ST. PAUL'S GATE, 22-24 NEW STREET, ST. HELIER, Jersey (Y9), JE14TR
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 16, 2023 (as amended, the "Schedule 13D"). This Amendment No. 1 amends and restates Items 3 and 5(a)-(c) and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein were purchased with working capital of the Impactive Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $146,406,907, including brokerage commissions, was used to acquire the Shares reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 661,435,069 Shares outstanding as of September 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on October 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A attached hereto and incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 4, 2026.

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, By: Impactive Capital LLC, General Partner, By: Lauren Taylor Wolfe, Managing Member (02/06/2026)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (02/06/2026)
- Lauren Taylor Wolfe: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Individually (02/06/2026)
- Christian Asmar: /s/ Christian Asmar, Christian Asmar, Individually (02/06/2026)